Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on the Charter Resource Center and Meet New Charter websites.

Website News

Capital Region to host first of five hearings on cable merger
Originally appears in Times Union
By: Larry Rulison
September 7, 2015
http://www.timesunion.com/business/article/Capital-Region-to-host-first-of-five-hearings-on-6489687.php

Sessions to focus on Charter's proposal to acquire Time Warner

The Capital Region will host the first of five public hearings on Charter Communications' proposed $55 billion acquisition of Time Warner Cable.

The state Public Service Commission has scheduled the hearing for 7 p.m. Thursday, Sept. 17, at the Bethlehem Town Hall. A session that will outline details will be held at 6 p.m.

The PSC will be hosting four additional hearings later this month in New York and Buffalo.

This is the second time in two years that local Time Warner customers have been faced with having an out-of-state company attempt to take over TV, phone and Internet service.

Back in 2014, Comcast of Philadelphia sought to acquire Time Warner Cable in a $45 billion deal that deal fizzled early this year over concerns that Comcast would control too much of the nation's Internet traffic. The Charter deal, which emerged in May after the Comcast deal imploded, is not expected to face as much opposition from regulators because Charter, which is known for its relatively cheap Internet rates and consumer-friendly policies, is much smaller than Comcast and does not pose the same anti-trust threats that Comcast did.

Still, consumer advocates have been arguing that mergers of large cable TV and phone companies stifle competition for high-speed Internet access, which has become a critical component of the economy. They have been asking for stricter regulation of the Internet, making it more like a critical public utility than a luxury entertainment service such as cable TV. Fairfield, Conn.-based Charter will have 19 million Internet and 17 million TV customers in 41 states if the deal is approved.

The PSC's current four-member board must approve the New York portion of the deal for it to move forward. Other states, including California, as well as the Federal Communications Commission, must also approve the merger.

The PSC must find public "benefits" from the merger. Charter has said that it plans to increase the speed of Internet service in New York and other states, while lowering prices and expanding service to under-

served areas of the state.

The commission is expected to vote on the deal by December at the earliest. Charter would like to close the deal by the end of the year.

Two additional public hearings are scheduled for 3 and 7 p.m. Sept. 21 at Manhattan Community College and another two hearings will be held at 3 and 7 p.m. Sept. 24 at the Amherst Municipal Building in Williamsville, outside Buffalo.

Click here to read the full article. http://www.timesunion.com/business/article/Capital-Region-to-host-first-of-five-hearings-on-6489687.php

Posted on September 9, 2015 in News

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Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.